Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2005		2006	2007	2008	2009
Income (loss) from continuing operations before income taxes	$(4,469)		$41,531	$22,209	$(133,076)	$16,035
Fixed charges:
Interest expense	5,010		5,028	5,012	1,537	4
Interest relating to rental expense (1)	4,079		5,790	6,339	5,314	2,438

Total fixed charges	9,089		10,818	11,351	6,851	2,442

Earnings available for fixed charges	$4,620		$52,349	$33,560	$(126,225)	$18,477

Ratio of earnings to fixed charges	N/A	(2)	4.84	2.96	N/A (3)	7.57

(1)

The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 which was deemed to be all interest.

(2)	For the year ended December 31, 2005 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for the year was $4.5 million.
(3)	For the year ended December 31, 2008 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for the year was $133.1 million.